(all amounts are in U.S. dollars except where otherwise indicated)
(1)Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports First Quarter 2020 Results

•Q1 2020 sales of $459 million, GAAP diluted loss per share of $0.50, and adjusted diluted EPS1 of $0.06 per share, significantly impacted by the COVID-19-driven global economic slowdown
•COVID-19-related impacts reflected in both GAAP loss and adjusted EPS for the quarter include:
–340 basis point gross margin impact, or $0.08 per share, related to manufacturing idling and other costs during the quarter
–Allowance for expected credit losses of $0.10 per share reflecting increased potential customer credit risk
•Impairment of goodwill and intangibles GAAP charge of $0.47 per share due to lower market valuations
•Available liquidity increased to over $950 million after securing $400 million of incremental long-term debt
•Quarterly dividend and share repurchases suspended as precautionary measures
•Board, CEO, and senior executive compensation reductions and other workforce measures implemented
•Face mask and isolation gown production to support global PPE shortages now underway

Montreal, Wednesday, April 29, 2020 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the first quarter ended March 29, 2020.

“During the first quarter, we faced unprecedented impacts globally as the COVID-19 pandemic unfolded. This required us to amplify our focus on what we do best and on what we can do to support all our stakeholders as a values-driven, strong, resilient, and well-positioned Company. I am both proud of and extend my gratitude to our employees for their dedication and efforts during this crisis which we will continue to move through over the coming months. I am also equally proud that in these difficult times, Gildan has been able to join with our partners to adapt rapidly to be able to produce products for the health care sector and people working in essential roles, as we all fight this global challenge,” said Glenn J. Chamandy, President and CEO.

Despite on-track performance during the first two months of the quarter, as global efforts to slow the transmission of COVID-19 heightened in March we started to see a significant downturn in demand for our core products, particularly in the imprintables channel where our products are typically used for promotional, sporting, entertainment, and other large-gathering and cultural events. In retail, we also saw impacts, although less severe in the mass and online channels. Accordingly, total overall sales of $459 million in the first quarter were down 26% compared to the prior year quarter. We reported a GAAP loss per share of $0.50 for the first quarter compared to GAAP EPS of $0.11 in the first quarter of 2019, after reflecting total after-tax charges of approximately $110 million, or $0.56 per share. These after-tax charges included a $92 million ($0.47 per share) impairment charge for goodwill and intangible assets acquired in previous business acquisitions related to our Hosiery cash generating unit (CGU), restructuring and acquisition-related costs of $10 million ($0.05 per share), and a charge of $8 million ($0.04 per share) related to our stock-keeping unit (SKU) rationalization initiative. Before reflecting these charges, adjusted diluted EPS totaled $0.06 for the three months ended March 29, 2020, compared to $0.16 in the first quarter last year due mainly to the decline in sales, the impact of manufacturing and other costs related to idling of facilities, which negatively impacted gross margin by 340 basis points or $0.08 per share, and an increase of approximately $21 million ($0.10 per share) in the allowance for expected credit losses to reflect heightened credit risk in the current economic environment. These factors were partly offset on a year-over-year basis by the impact of the trade accounts receivables impairment charge of $24 million, or $0.12 per share, related primarily to a distributor receivership, which occurred in the first quarter last year.

Company actions to address COVID-19
From the onset, as the situation of the COVID-19 pandemic unfolded, our first priority has been the health and welfare of our employees, customers, suppliers, and other partners. In this regard, we have taken several actions to safeguard our stakeholders while ensuring the continuity of our business.
•Concurrent with global government mandated private sector shutdowns, we began to close our manufacturing facilities starting on March 17, 2020, to ensure the safety of our employees and align our operations and inventory levels with the current demand environment. Since mid-April, we have extended the shutdown for almost all our manufacturing facilities. Some of our distribution centres, where we have implemented enhanced measures to safeguard the health, safety, and well-being of our employees, continue to be operational at reduced capacity levels and the majority of our office employees are working remotely from home.
•Starting in mid-April, in collaboration with various partners, we began to produce protective personal equipment (PPE) to help address the shortage caused by the COVID-19 pandemic. We are currently sewing face masks for a cooperative consortium of apparel and textile companies supplying non-medical face masks to the health care sector. We are also producing non-medical face masks and isolation gowns for various retailers to be distributed to health care organizations. We are currently planning to produce over 150 million masks and gowns to service the consortium and retailers under this effort. To ensure the safety and well-being of the employees working in the production of PPE, we have implemented stringent safety protocols.
•In order to preserve cash and pre-emptively ensure that we maintain ample liquidity to manage through the current and future environment, we are deferring non-critical capital spend and discretionary expenses and have drawn down funds under our long-term bank credit facility. Further, on April 6, 2020, we took additional cautionary measures to enhance liquidity by securing an additional $400 million of long-term debt with members of our existing bank syndicate. With the proceeds from the new debt financing, as at April 27, 2020, our overall available liquidity position was over $950 million comprised of cash on hand of over $650 million and available lines of credit of approximately $300 million.
•Given the severity of the crisis and the uncertain economic outlook, out of an abundance of caution, we have suspended share repurchases and starting with the first quarter of 2020, we are also suspending the quarterly cash dividend. The Company’s previously declared quarterly cash dividend for the fourth quarter of 2019 was paid on April 6, 2020. We remain committed to returning capital to shareholders through our dividend and share repurchases and expect to resume the programs when the environment normalizes.
•Since March 30, 2020, the Company’s Board of Directors, the Company's CEO, and Executive Vice Presidents have been foregoing 50% of their salaries and pay reductions ranging from 20% to 35% are also impacting our senior staff. Further, as of March 30, 2020, and until further notice, the majority of our salaried employees have moved to a four-day work week.

Q1 2020 operating results
Sales for the first quarter of 2020 of $459.1 million were down 26.4% compared to the prior year quarter, comprised of activewear sales of $372.6 million and sales in the hosiery and underwear category of $86.5 million, down 24.5% and 33.7%, respectively, over the prior year quarter. While the Company was anticipating an overall decrease in net sales for the first quarter, sales volume declines were meaningfully higher than previously anticipated due to the significant downturn in demand which unfolded in March as a result of the COVID-19 pandemic. Lower sales volumes were partly offset by favourable product-mix in the hosiery and underwear category and slightly higher net selling prices. The decrease in activewear sales reflected double-digit volume declines of imprintables in North America and in international markets, the impact of a sales return allowance of $6 million for anticipated product returns for discontinued SKUs, and lower activewear product sales in retail, as retailers increasingly closed stores during the quarter due to the COVID-19 pandemic. Similarly, sales in the hosiery and underwear category were also negatively impacted by retail store closures and declining store traffic trends as consumers adopted social distancing measures. The decline in sock sales also included the impact of our exit of a mass sock program and the non-recurrence of sock shipments related to the initial roll-out of a new private brand sock program in the first quarter of 2019. Underwear sales were down in the quarter due to the current challenging demand environment and the year-over-year impact of fully exiting a branded underwear program in the mass channel at the end of the first quarter of 2019, partly offset by an increase in sales of private brand men's underwear in mass.

Our reported gross margin for the first quarter was 23.2%, down from 25.8% in the first quarter last year. Excluding the impact of an $8.0 million charge related to our SKU rationalization initiative as part of our Back to Basics strategy, our adjusted gross margin1 was 24.6%, down 120 basis points over the prior year quarter. The decrease in gross margin was mainly due to labour and overhead costs, which were expensed as period costs in the quarter while production facilities were idled, as well as other costs incurred as a result of the COVID-19 pandemic, which together negatively impacted gross margin by 340 basis points and more than offset the benefit of cost savings from the Company’s manufacturing optimization initiatives, favourable product-mix, lower promotional discounting, and lower raw material costs compared to the first quarter of 2019.

SG&A expenses for the first quarter of 2020 totaled $73.9 million, down $19.1 million compared to SG&A expenses of $93.0 million in the same quarter last year due mainly to lower variable compensation costs, lower volume-related distribution costs, and cost containment efforts. Given the significantly lower sales base in the first quarter of 2020 compared to the same period last year, SG&A expenses as a percentage of sales were 16.1% in the quarter compared to 14.9% of sales in the prior year quarter.

Although we did not incur any customer-specific write-offs of trade accounts receivable during the quarter, the impairment of trade accounts receivable of $20.8 million was mainly due to an increase in the estimate for our allowance of expected credit losses, in light of heightened credit risk in the current economic environment. Further, due to the adverse impact of the COVID-19 pandemic on global economic activity and market capitalization of companies worldwide, including its impact on the Company’s business and share price, we recorded an impairment charge for our Hosiery CGU of $94.0 million in the first quarter of fiscal 2020, relating to goodwill and intangible assets acquired in previous sock and hosiery business acquisitions. Finally, restructuring and acquisition-related costs of $10.2 million in the first quarter of 2020 primarily related to the closure and relocation of our Mexican operations, costs related to the exit of ship-to-the piece activities and other manufacturing optimization activities initiated in 2019.

Consequently, after reflecting these charges, we incurred an operating loss of $92.3 million compared to operating income of $32.7 million in the first quarter of 2019. After excluding restructuring and acquisition-related costs, charges related to the discontinued product SKU's, and the impairment for goodwill and intangibles assets, adjusted operating income1 in the quarter totaled $19.9 million, down $23.4 million from $43.3 million in the first quarter of 2019. The decline reflected the lower sales base and lower gross margin, including approximately $16 million in manufacturing idling and other COVID-19-related costs.

We reported a net loss of $99.3 million, or $0.50 per share on a diluted basis, for the three months ended March 29, 2020, compared to net earnings of $22.7 million, or $0.11 per share on a diluted basis, for the same period last year due to the operating loss incurred in the quarter. Excluding the impact of after-tax restructuring and acquisition-related costs, as well as the SKU rationalization, and goodwill and intangible assets impairment charges, adjusted net earnings1 in the quarter totaled $11.2 million, or $0.06 per share on a diluted basis, compared to adjusted net earnings of $32.8 million, or $0.16 per share on a diluted basis, in the first quarter last year. The decline in adjusted diluted EPS was mainly due to the decline in sales and adjusted operating margin1.

The Company consumed $235.0 million of free cash flow1 in the first quarter of 2020, compared to $127.8 million of free cash flow consumed in the first quarter last year. The free cash flow decline was mainly due to the decrease in earnings in the quarter and the build-up of working capital, including higher inventory levels due to planned inventory build in the first quarter. During the first quarter of 2020, capital expenditures were $25.6 million primarily for expenditures related to textile manufacturing and yarn-spinning operations.

During the first two months of 2020, we repurchased 843,038 shares under our 2019 normal course issuer bid (NCIB) share buyback program at a total cost of $23.2 million. In order to preserve cash and proactively strengthen the Company's liquidity position, we have suspended share repurchases under our new 2020 NCIB program until further notice. In addition, we are announcing today, the suspension of our quarterly dividend, starting with the first quarter of 2020. The Company ended the first quarter of 2020 with net debt1 of $1,133.2 million and a leverage ratio1 of 2.2 times net debt to trailing twelve months adjusted EBITDA1. Subsequent to the end of the first quarter, on April 6, 2020, we secured an additional $400 million of long-term debt with members of our bank syndicate positioning us as at April 27, 2020, with over $950 million of liquidity. Given the significant impact of the pandemic and the resulting negative near-term economic outlook, we believe we have acted quickly to enhance our financial flexibility and strengthen our positioning to navigate through this unprecedented environment.

Outlook
Due to the unprecedented nature and uncertainty related to the impacts of COVID-19, the Company withdrew its guidance for 2020 on March 23, 2020. The demand deterioration that we started to see in March has increased through the month of April with POS levels in the North American imprintables channel down approximately 75%. Sell-through trends in retail, including with global lifestyle brand customers, have also deteriorated, with overall retailer POS for our products in April down approximately 45%. Based on this situation and the expectation that COVID-19 social distancing measures and related economic impacts will have a significant impact on demand during the quarter, we are planning for a significant decline in point of sale (POS) and shipments for the second quarter of 2020. Accordingly, this sales outlook combined with the impact of fixed cost absorption, while our manufacturing facilities remain idle, will likely result in a significant earnings loss in the second quarter of 2020.

Nonetheless, despite this challenging near term situation and uncertain outlook related to the duration of the ongoing impacts from the pandemic, we believe we are well-positioned to deal with this environment for an extended period. In addition to our strong liquidity position, we have good inventory levels to service our customers in both retail and imprintables. We have extended the shutdown of our manufacturing operations until further notice and we will continue to assess the need and timing to resume manufacturing operations, while following government mandated restrictions, in relation to evolving demand trends and inventory levels. We have taken steps to reduce our monthly fixed costs and expect to further lower our expenses as we move forward and adjust to a weak demand outlook which could extend through the remainder of the year.

Overall, during this pandemic, we have acted swiftly to protect the health and well-being of our people and to ensure the continuity and long-term positioning of our business. This follows initiatives that we have been implementing over the last two years under our Back to Basics strategy to simplify and lower our cost structure. We have a history of successfully navigating through challenging environments and we are confident that our strong business model, financial position, resilience, and our capability to adapt to changing environments, will continue to position us well for long-term success when we emerge from this global crisis.

Disclosure of outstanding share data
As at April 24, 2020, there were 198,203,663 common shares issued and outstanding along with 2,219,128 stock options and 115,500 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss the Company's first quarter 2020 results today at 5:00 PM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: https://gildancorp.com/en/investors/events-and-presentations/. The conference call can be accessed by dialing (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 4587007#. A replay will be available for 7 days starting at 8:00 PM ET by dialing (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three months ended March 29, 2020 available on Gildan's corporate website, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the unaudited condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q1 2020	Q1 2019	Variation (%)
Net sales	459.1	623.9	(26.4)%
Gross profit	106.5	160.7	(33.7)%
Adjusted gross profit(1)	114.5	160.7	(28.7)%
SG&A expenses	73.9	93.0	(20.5)%
Impairment of trade accounts receivable	20.8	24.4	(14.8)%
Restructuring and acquisition-related costs	10.2	10.6	(3.8)%
Impairment of goodwill and intangible assets	94.0	—	n.m.
Operating income (loss)	(92.3)	32.7	n.m.
Adjusted operating income(1)	19.9	43.3	(54.0)%
Adjusted EBITDA(1)	50.2	83.4	(39.8)%
Financial expenses	7.9	9.1	(13.2)%
Income tax (recovery) expense	(0.9)	0.9	n.m.
Net earnings (loss)	(99.3)	22.7	n.m.
Adjusted net earnings(1)	11.2	32.8	(65.9)%

Basic EPS	(0.50)	0.11	n.m.
Diluted EPS	(0.50)	0.11	n.m.
Adjusted diluted EPS(1)	0.06	0.16	(62.5)%

Gross margin	23.2%	25.8%	(2.6) pp
Adjusted gross margin(1)	24.6%	25.8%	(1.2) pp
SG&A expenses as a percentage of sales	16.1%	14.9%	1.2 pp
Operating margin	(20.1)%	5.2%	(25.3) pp
Adjusted operating margin(1)	4.3%	6.9%	(2.6) pp

Cash flows used in operating activities	(209.4)	(105.2)	99.0%
Capital expenditures	25.6	22.8	12.3%
Free cash flow(1)	(235.0)	(127.8)	83.9%
n.m. = not meaningful

As at	Mar 29, 2020	Dec 29, 2019
Inventories	1,188.2	1,052.1
Trade accounts receivable	344.6	320.9
Net indebtedness(1)	1,133.2	862.4
Net debt leverage ratio(1)	2.2	1.6
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q1 2020	Q1 2019	Variation (%)
Activewear	372.6	493.6	(24.5)%
Hosiery and underwear	86.5	130.4	(33.7)%
	459.1	624.0	(26.4)%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q1 2020	Q1 2019	Variation (%)
United States	389.3	530.8	(26.7)%
Canada	16.3	25.8	(36.8)%
International	53.4	67.3	(20.7)%
	459.0	623.9	(26.4)%

Definition and reconciliation of non-GAAP financial measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this press release, except as otherwise discussed below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. For fiscal 2020, adjusted net earnings also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances that were recognized in the Company’s financial statements in the fourth quarter of fiscal 2019 and in the first quarter of fiscal 2020. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q1 2020	Q1 2019
Net earnings (loss)	(99.3)	22.7
Adjustments for:
Restructuring and acquisition-related costs	10.2	10.6
Impairment of goodwill and intangible assets	94.0	—
Impact of strategic product line initiative(1)	8.0	—
Income tax recovery relating to the above noted adjustments	(1.7)	(0.5)
Adjusted net earnings	11.2	32.8
Basic EPS	(0.50)	0.11
Diluted EPS	(0.50)	0.11
Adjusted diluted EPS	0.06	0.16
(1) Includes $5.2 million of inventory write-downs included in cost of sales and the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $6.2 million and cost of sales by $3.4 million).

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of adjustments related the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first quarter of fiscal 2020. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, or otherwise indicated)	Q1 2020	Q1 2019
Gross profit	106.5	160.7
Adjustments for:
Impact of strategic product line initiative(1)	8.0	—
Adjusted gross profit	114.5	160.7
Gross margin	23.2%	25.8%
Adjusted gross margin(2)	24.6%	25.8%
(1) Includes $5.2 million of inventory write-downs included in cost of sales and the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $6.2 million and cost of sales by $3.4 million).
(2) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. For fiscal 2020, adjusted operating income also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first quarter of fiscal 2020. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, or otherwise indicated)	Q1 2020	Q1 2019
Operating income (loss)	(92.3)	32.7
Adjustment for:
Restructuring and acquisition-related costs	10.2	10.6
Impairment of goodwill and intangible assets	94.0	—
Impact of strategic product initiative(1)	8.0	—
Adjusted operating income	19.9	43.3

Operating margin	(20.1)%	5.2%
Adjusted operating margin(2)	4.3%	6.9%
(1) Includes $5.2 million of inventory write-downs included in cost of sales and the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $6.2 million and cost of sales by $3.4 million).
(2) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. For fiscal 2020, adjusted EBITDA also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first quarter of fiscal 2020. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q1 2020	Q1 2019
Net earnings (loss)	(99.3)	22.7
Restructuring and acquisition-related costs	10.2	10.6
Impairment of goodwill and intangible assets	94.0	—
Impact of strategic product line initiative(1)	8.0	—
Depreciation and amortization	30.3	40.1
Financial expenses, net	7.9	9.1
Income tax (recovery) expense	(0.9)	0.9
Adjusted EBITDA	50.2	83.4
(1) Includes $5.2 million of inventory write-downs included in cost of sales and the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $6.2 million and cost of sales by $3.4 million).

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q1 2020	Q1 2019
Cash flows used in operating activities	(209.4)	(105.2)
Cash flows used in investing activities	(25.6)	(23.9)
Adjustment for:
Business acquisitions	—	1.3
Free cash flow	(235.0)	(127.8)

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Mar 29, 2020	Dec 29, 2019
Long-term debt and total bank indebtedness	1,550.0	845.0
Lease obligations	88.3	81.5
Total indebtedness	1,638.3	926.5
Cash and cash equivalents	(505.1)	(64.1)
Net indebtedness	1,133.2	862.4

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA. The Company uses, and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	Mar 29, 2020	Dec 29, 2019
Adjusted EBITDA for the trailing twelve months	514.9	548.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	514.9	548.1
Net indebtedness	1,133.2	862.4
Net debt leverage ratio	2.2	1.6

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, POS levels, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow and liquidity, capital expenditures, capacity expansion plans, dividends, and share buybacks. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three months ended March 29, 2020 and for the fiscal year ended December 29, 2019 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic, including the scope and duration of government mandated private sector shutdowns and social distancing measures;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including the severity and duration of the economic slowdown and potential recession following the COVID-19 pandemic;
•our ability to implement our growth strategies and plans;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, and pandemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impact of the COVID-19 situation on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;

•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With approximately 51,000 employees worldwide, Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility® program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Corporate Communications & Marketing (514) 343-8814 ggosselin@gildan.com

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